UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Fidelity Private Credit Company LLC

(Name of Issuer)

Fidelity Private Credit Company LLC

(Name of Person(s) Filing Statement)

Common Units

(Title of Class of Securities)

31634B104

(CUSIP Number of class of securities)

Nicole Macarchuk, Secretary

245 Summer Street

Boston, Massachusetts 02210

617-563-7000

(Name, Address and Telephone No. of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Paul Stevens, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

August 28, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is Fidelity Private Credit Company LLC (f/k/a Fidelity Private Credit Company II LLC (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). On July 31, 2026, the Fund merged with and into Fidelity Private Credit Company LLC (the “Acquired Fund”). At the effective time of the merger, each outstanding unit of beneficial interest of the Acquired Fund was converted into the right to receive a number of newly issued units of the Fund equal to an exchange ratio as set forth in the underlying merger agreement. The Fund is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 245 Summer Street, Boston, Massachusetts 02210 and the telephone number is 617-563-7000.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are common units of beneficial interest (the “Units”), or portions thereof. As of the close of business on July 31, 2026, there were 78,662,994 Units outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,966,575 Units (the “Tender Cap”) that are tendered by holders of the Fund’s Units (“Unit Holders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Units subject to the Offer represent approximately 2.50% of the Fund’s Units outstanding as of July 31, 2026, as adjusted pursuant to the terms of the merger agreement.

(c)	Units are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Units. The information required by this Item is set forth in Item 2(a) above. Fidelity Diversifying Solutions LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 245 Summer Street, Boston, Massachusetts 02210 and its telephone number is 617-563-7000. The members of the Fund’s Board of Directors (the “Board”) are Jennifer M. Birmingham, Matthew J. Conti, Thomas Flannery, David B. Jones, and Tara C. Kenney (each, a “Director”). The President and Treasurer is Heather Bonner, the Chief Financial Officer is Stephanie Caron, the Vice Presidents are David Gaito, Robert Gannon, Hadi Husain, Therese Icuss, Harley Lank, Christopher Quinlan, and Jeffrey Scott, the Secretary and Chief Legal Officer is Nicole Macarchuk, and the Chief Compliance Officer is Ksenia Portnoy. The Directors and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a) (1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Tender Cap of 1,966,575 Units that are tendered by Unit Holders by 4:00 p.m., Eastern Time, on September 28, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Unit (or portion thereof) tendered will be its net asset value as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Unit Holder that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Unit Holder that the Fund has received and accepted their tender. Such Unit Holder will receive cash in an amount equal to the value of the Unit Holder’s Units accepted for purchase by the Fund determined as of the Valuation Date. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on September 28, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Unit Holders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a) (2)	Not applicable.

(b)

Any Units to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units. To the Fund’s knowledge, none of the officers, Directors, or affiliates of the Fund intends to tender Units in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)

The Fund’s Private Placement Memorandum, dated August 2026, as amended, restated and/or supplemented from time to time (the “Private Placement Memorandum”), provides that the Board has the discretion to determine whether the Fund will purchase Units from Unit Holders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Units from Unit Holders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. As of July 31, 2026, 100% of the Fund’s total outstanding Units were held by Fidelity® funds. As of July 31, 2026, the Directors and executive officers of the Fund owned none of the total outstanding Units. Based upon information provided or available to us, none of our Directors, officers or affiliates intends to tender Units pursuant to the Offer. The Offer does not, however, restrict the purchase of Units pursuant to the Offer from any such person.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has not issued any Units to the Adviser, Directors or officers of the Fund, or any person controlling the Fund or the Adviser. There have been no other transactions in Units effected during the past sixty (60) days by the Fund, the Adviser, or any Director or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited financial statements of the Fund for the period April 15, 2026 (commencement of operations) through June 30, 2026 and the Acquired Fund’s audited annual financial statements for the year ended December 31, 2025 referenced in the 8-K as filed with the Securities and Exchange Commission on EDGAR on August 3, 2026, are incorporated herein by reference. The Fund will prepare and make available to Unit Holders the audited annual financial statements of the Fund within 120 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a) (1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Unit Holders in Connection with the Fund’s Acceptance of Units.

(v)	Form of Notice of Withdrawal of Tender.

(a) (2)-(4)	Not applicable.

(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY PRIVATE CREDIT COMPANY LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

Dated: August 28, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Unit Holders in Connection with the Fund’s Acceptance of Units.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fee Table.